EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2014	2013

Net income	$329,818	$382,285
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$0.06	$0.07